SECURITIES AND EXCHANGE COMMISSION

         		              Washington, D.C. 20549


                                 FORM U-6B-2

                     	Certificate of Notification


Certificate is filed by:  The Connecticut Light and Power Company

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:     8.59 % Series G Intermediate
					   				Term Notes (the "Notes")

2.   Issue, renewal or guaranty:

    The Notes were issued by Bankers Trust Company, solely as trustee of the Niantic Bay Fuel Trust (the "Trust") under a Trust Agreement, dated as of January 4, 1982, as amended and restated as of February 11, 1992, among Bankers Trust Company, State Street Bank and Trust Company of Connecticut, National Association, as trustor, and The Connecticut Light and Power Company and Western Massachusetts Electric Company, as beneficiaries ("Lessees").
The Lessees are unconditionally obligated to make basic rental and certain other payments in amounts which will be at least sufficient to pay in full, when due, all scheduled payments of principal of, premium, if any, and interest on, the Notes, although the Notes are not direct obligations of, or guaranteed by, the Lessees.


3.   Principal amount of each security:      $180,000,000 aggregate
                                           	  		principal amount

4.   Rate of interest per annum of each security:  8.59%

5.   Date of issue, renewal or guaranty of each security:   Issued
                                       			        June 5, 1998

6.   If renewal of security, give date of original issue:   N/A

7.   Date of maturity of each security:      June 5, 2003

8. Name of the person to whom each security was issued, renewed or guaranteed:

The Notes were offered by Bankers Trust Company through Morgan Stanley Dean Witter and First Chicago Capital Markets, Inc., as Placement Agents, to Qualified Institutional Buyers and Institutional Accredited Investors

9.   Collateral given with each security, if any:

      All Secured Parties under the Lease Agreement have a security interest in 1) the Lease Agreement under which the Lessees lease nuclear fuel owned by the Trust; 2) all nuclear fuel owned by the Trust; 3) all nuclear fuel contracts, assignments, and bills of sale financed by the Trust; and 4) other rights and assets described under The Amendment to and Restatement of Security Agreement and Assignment of Contracts, dated as of February 11, 1992, which amends and restates the Security Agreement and Assignment of Contracts, dated as of January 4, 1982, and is between Bankers Trust Company, as Trustee, and The First National Bank of Chicago, as Collateral Agent, as amended and supplemented by the First Supplement and Amendment thereto, dated as of May 1, 1998, and as the same may be further supplemented, modified or amended from time to time (the "Security Agreement").

     In addition to the above-described Collateral, The Connecticut Light and Power Company and Western Massachusetts Electric Company have pledged an aggregate of $90,000,000 of First Mortgage Bonds, of which amount The Connecticut Light and Power Company's share is $72,900,000.

10.  Consideration received for each security:    100%

11.  Application of proceeds of each security:

       Proceeds from the Notes will be used 1) to refinance the Series F Intermediate Term Notes previously issued by the Trust; 2) to repay the outstanding balance of the Trust's currently existing Credit Facility; 3) to pay fees and expenses associated with the offering of the Notes; and 4) otherwise to remain in the cash collateral account under, and subject to dispersal only in accordance with, the Security Agreement.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section 6(b):

     b.   the provisions contained in the fourth sentence of Section 6(b):

     c. the provisions contained in any rule of the Commission other than Rule U-48:
                         X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
Section 6(b).)

                                   N/A

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

                                   N/A


15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

                              Rule 52


                         THE CONNECTICUT LIGHT AND POWER COMPANY


                              By   /s/Jane P. Seidl
                                      Senior Counsel
                                      Northeast Utilities Service Company
                                      Its Attorney




Date:     June 15, 1998